Exhibit 5

Policy For The Pre-Approval of Services Performed
by the External Auditor

November 28, 2005

The Bank Of Nova Scotia
pre-approval of services
performed by the external auditor
November 28, 2005
The Bank of Nova Scotia Policy for the Pre-Approval of Services Performed by the External Auditor

1.	Objective	2

2.	Required Pre-Approval Policy	2

3.	Permitted Services	3

4.	Prohibited Services	4

5.	Engagement Letter	4

6.	Reporting to the Audit and Conduct Review Committee	5

7.	Annual Review of Fees	5

8.	External Disclosure	5

9.	Effective Date and Previous Approvals	6

10.	Transitional Requirements	6

11.	Annual Review	6

APPENDIX 1:	Pre-Approved Services That Can Be Provided By The External Auditors	7

APPENDIX 2:	Prohibited Services That Cannot Be Provided By The External Auditor	10

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
1.	Objective

The objective of this Policy is to specify the scope of services permitted to be performed by the Audit Firm appointed by The Bank of Nova Scotia (“the Bank”) to be the auditor of the Bank (“External Auditor”) and to ensure that the independence of the External Auditor is not compromised through engaging it for other services. Consequently, this Policy specifies:
(a)	The types of services that are permitted and pre-approved to be performed by the External Auditor

(b)	The services that are prohibited by law to be performed by the External Auditor;

(c)	The methods by which the Audit and Conduct Review Committee (“the Committee”) may pre-approve the provision of audit services by the External Auditor and any registered public accounting firm to the Bank and its subsidiaries; and

(d)	The methods by which the Committee may pre-approve the provision of audit-related, and limited specific non-audit services, to the Bank and its subsidiaries by the External Auditor and its affiliates, to ensure they are within the Bank’s permitted scope of services and do not impair the independence of the External Auditor.
2.	Required Pre-Approval Policy

The Committee shall pre-approve:
(a)	Audit services
(i)	All engagements of the External Auditor.

(ii)	All engagements of any other registered public accounting firm[1] where the External Auditor does not have a presence.
(b)	Other permitted services of the External Auditor.
The pre-approval for those engagements specified in section 3.2 is evidenced by the approval of this Policy by the Committee.
This pre-approval policy is effective for:
(a)	The Bank.

(b)	Subsidiaries of the Bank.

(c)	Entities that are required to be consolidated by the Bank, including variable interest entities, temporary investments held by the Bank or its subsidiaries and any entity of which the Bank has control in fact.
The Committee will not, as a general rule, pre-approve a service more than one year prior to the time at which it is anticipated that the External Auditor will be engaged to provide the service.

[1]	Pre-approval is not required for audit-related, tax and other non-audit services provided by any other registered public accounting firm

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
This Policy does not represent, and should not be interpreted as, a delegation of the Committee’s responsibilities to management.

3.	Permitted Services

3.1	Key principles
(a)	The Bank’s External Auditor shall be engaged primarily for audit and audit-related services only.

(b)	The External Auditor should not be engaged to provide services prohibited by regulations or laws.

(c)	The External Auditor shall generally not be engaged for tax or other non-audit services. Exceptions to this may only be made with the pre-approval of the Committee, to the extent that they are not prohibited services. Generally, there must be a practical or economic reason for the appointment of the External Auditor for these services. The type of services that would meet these criteria include services that are required by regulators or other government authorities to be performed by the External Auditor; or services where by virtue of the audit relationship it is more practical for the External Auditor to perform the service.
3.2	Pre-approved services

The attached Appendix 1 contains a list of audit, audit-related and specific non-audit services consistent with the key principles reflected above. These services are more restrictive than the independence requirements for auditors contained in the Sarbanes-Oxley Act and Canadian and US independence standards for auditors.

Although not all tax services are prohibited, no tax services are covered by this pre-approval policy. If Management believes that the External Auditor is best suited for a specific tax service and the service does not jeopardize the independence of the External Auditor, specific pre-approval by the Committee or its designate must be obtained.

Accordingly, services described in Appendix 1 are to be considered pre-approved by the Committee. It is the responsibility of management to ensure that a particular service is specifically covered in Appendix 1, having received such acknowledgement from the External Auditor that the services are within the list of the pre-approved services. If it is not clear to management whether a service is in the pre-approved list, then specific pre-approval must be obtained.
3.3	Specific approval requirements for services not included in the list of pre-approved services

To the extent that the proposed service to be provided by the External Auditor is not contained in the listing of pre-approved services and is not a prohibited service, the Committee must specifically pre-approve the service before the External Auditor is engaged to provide such service. The pre-approval may be either directly or through delegated authority as provided below.

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
(a)	The Committee may designate one or more of its members (“Committee designate”), to pre-approve any audit, audit-related, or other non-audit services to be provided by the External Auditor, where the expected fees are up to $500,000 per engagement.

(b)	The Committee must specifically pre-approve all audit, audit-related, and other non-audit services with expected fees in excess of $500,000 per engagement.
4.	Prohibited services

Under current rules, the External Auditor is prohibited from providing certain non-audit services. The overarching principles upon which these rules are based are that the auditor cannot (1) audit his or her own work; (2) function in the role of management; or (3) serve in an advocacy role for the Bank.

A member of the External Auditor’s firm or a network firm shall not make management decisions or perform management functions for the Bank or any related entity of the Bank. Activities that would constitute a management decision or function include:
(a)	Authorizing, approving, executing or consummating a transaction;

(b)	Having or exercising authority on behalf of the Bank;

(c)	Determining which recommendations of the External Auditor should be implemented; or

(d)	Reporting in a management role to those charged with governance of the Bank.
The services outlined in Appendix 2 are prohibited, as there is an overriding presumption that the results of the services would be subject to audit procedures during the audit of the consolidated financial statements. In certain rare circumstances, specific services as outlined in the auditor independence rules, may be allowable if it is clearly shown that the results of these services will not be subject to audit procedures during the audit of the consolidated financial statements. These services would be subject to the approval requirements in Section 3.3.
5.	Engagement Letter

All services to be provided by the External Auditor shall be provided pursuant to an engagement letter that satisfies the following requirements.
(a)	Be in writing and signed by the External Auditor or one of its authorized representatives;

(b)	Set forth the particular services to be provided by the External Auditor;

(c)	Set forth the period in which the services will be provided;

(d)	Set forth the estimated total fees and expenses to be paid to the External Auditor for the service; and

(e)	Include a confirmation by the External Auditor that such services are not within a category of services, the provision of which would impair the auditor’s independence under applicable law, Canadian and U.S. generally accepted auditing

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
          standards, and this Policy.
The Unit of the Bank that engages the External Auditor must obtain the engagement letter before commencing the engagement and retain the engagement letter on file.

6.	Reporting to the Audit and Conduct Review Committee

At each scheduled meeting of the Committee, the Committee designate shall provide the Committee with a list and description of new services to be performed by the External Auditor which were not included in the list of pre-approved services (refer to Appendix 1), but which have been specifically approved by the designate under Section 3.3 above during the period since the previous meeting.

Each quarter, management and the External Auditor will jointly provide the Committee with a detailed listing of all services that have been pre-approved during the quarter in accordance with Appendix 1, as well as those approved through the specific pre-approval process described in Section 3.3 above.

7.	Annual Review of Fees

Annually, the Committee will review the nature of services provided by the Bank’s External Auditor through a detailed list describing the services pre-approved during the year, as well as a summary of all fees billed during the fiscal year for each of the following fee categories:
(a)	Audit services;

(b)	Audit-related services;

(c)	Tax services; and

(d)	Other non-audit services.
All out-of-pocket costs billed by the audit firm in connection with the above services are to be included with the service to which it relates.

This review will be performed prior to the audit opinion being issued at year-end by the External Auditor. At that time, the External Auditor will provide the Committee with a letter confirming its independence.

8.	External Disclosure

Annually, as required by applicable laws and regulations, the Bank will disclose the previously mentioned categories of fees billed by the External Auditor, for the two most recent fiscal years.

In addition, a description of services provided and disclosure of this Policy will be made in the Bank’s periodic filings as required by applicable law.

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
9.	Effective Date and Previous Approvals

This Policy, amended November 28, 2005, is effective for all new engagements with the External Auditor entered into on or after this date, and does not rescind any approvals given prior to the effective date.

10.	Transitional Requirements

In light of the change from two to one external auditor, it is expected that KPMG will complete all assignments already commenced prior to the approval of this Policy, even if such a service is not permitted under the revised Policy for the External Auditor.

Until the earlier of the date of resignation or the March 2006 Annual Meeting of Shareholders, PwC will be bound by the requirements of the Bank’s revised Policy.

11.	Annual Review

The Committee shall approve this Policy on an annual basis, or more frequently if required.

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
Appendix 1 – Pre-Approved Services
APPENDIX 1: Pre-Approved Services That Can Be Provided By The External Auditor
The Committee pre-approves the engagement of the External Auditor to perform the services described below. In addition, the Committee pre-approves the engagement of any other registered public accounting firm where the External Auditor does not have a presence to perform the audit services described below in Section A.
A.	Audit Services

(i)	Audits of the Bank’s consolidated financial statements and internal control over financial reporting, as well as tax services necessary for the audit;

(ii)	Audits of the financial statements, and where required, audits of the internal control over financial reporting of entities consolidated by the Bank[2] requiring a separate audit opinion, as well as tax services necessary for the audits;

(iii)	Review of the Annual Report, Annual Information Form and Management Proxy Circular for the Bank;

(iv)	Audits of acquired business’ financial statements as required under applicable securities legislation;

(v)	Reviews of the interim (quarterly) consolidated financial statements of the Bank and its subsidiaries, in accordance with CICA Handbook Section 7050, Auditor Review of Interim Financial Statements;

(vi)	Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities (CSA)) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

(vii)	Special attest[3] services as required by regulation or statute;

(viii)	Consultations with the Bank’s management as to the accounting or disclosure treatment of transactions or events reflected in the financial statements and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Canadian Institute of Chartered Accountants (CICA), Financial Accounting Standards Board (FASB) or International Accounting Standards Board (IASB)), or other regulatory or standard setting bodies on transactions reflected in the consolidated financial statements [Note: The Bank must perform its own analysis and come to its own conclusions regarding the accounting treatment of a transaction. The External Auditor may opine, review and comment on the Bank’s analysis, but may not prepare, structure or determine the accounting treatment for a transaction on the Bank’s behalf].

[2]	Entities consolidated by the Bank include subsidiaries, variable interest entities and temporary investments.

[3]	Attest services for the purpose of this policy include audit, review and specified procedures engagements.

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
Appendix 1 — Pre-Approved Services
(ix)	Consultations with the Bank’s management as to application of Sarbanes-Oxley and other applicable regulations relating to management’s assessment of the effectiveness of internal control over financial reporting.

B.	Audit-Related Services

(i)	Consultation as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of new accounting standards on proposed transactions that are not reflected in the consolidated financial statements [Note: The Bank must perform its own analysis and come to its own conclusions regarding the accounting treatment of a proposed transaction. The External Auditor may opine, review and comment on the Bank’s analysis, but may not prepare, structure or determine the accounting treatment for a transaction on the Bank’s behalf];

(ii)	Presentations or training on accounting and financial reporting, taxation, auditing, securities or other regulatory matters;

(iii)	The audit of the financial statements or special attest[3] services related to the Bank’s various employee benefit plans and related Trusts;

(iv)	Advice and documentation assistance with respect to internal controls over financial reporting;

(v)	Evaluate and make recommendations on internal control matters related to management’s design and installation of a system or process;

(vi)	Special attest[4] services not required by statute or regulation, but requested by clients or customers of the Bank, or parties to a specific transaction.

C.	Other Non-Audit Services

(i)	Foreign language translation services related to Audit services. This includes the translation of the following:
(a)	The Annual report, including the consolidated financial statements and management’s discussion and analysis;

(b)	Annual financial statement summaries published in foreign newspapers;

(c)	Interim consolidated financial statements, quarterly reports and press releases to shareholders;

(d)	Financial information included in the Annual Information form, prospectuses and other offering documents;

(e)	Newsletters and other press releases related to the payment of dividends; and

(f)	Other documents of the Bank to enable the External Auditor to issue letters to various securities regulators concerning the conformity of the translation of the English language version of various financial reports, including the consolidated financial statements and management’s discussion and analysis, as part of the Bank’s securities filings or under prospectus requirements.

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
Appendix 1 — Pre-Approved Services
(ii)	Industry salary surveys

(iii)	Subscription or licensing fees for publications / electronic information services offered by the External Auditor such as technical research databases and, notification services

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
Appendix 2 — Prohibited Services
APPENDIX 2: Prohibited Services That Cannot Be Provided By The External Auditor
The following services are prohibited and cannot be provided by the External Auditor:
1.	Bookkeeping or other services related to the accounting records or financial statements. Examples of prohibited bookkeeping services include:
❑	maintaining or preparing accounting records;

❑	preparing financial statements that are filed with the SEC/CSA; or the information that forms the basis of financial statements filed with the SEC/CSA, including statutory financial statements, if those statements form the basis of the financial statements to be filed with the SEC/CSA;

❑	preparing or originating source data underlying financial statements that are filed with the SEC/CSA; and

❑	preparing or determining the accounting treatment required for a proposed or existing transaction.
2.	Financial information systems design and implementation or operation services. Prohibited services include:
❑	directly or indirectly operating, or supervising the operation of, the Bank’s information systems or managing the Bank’s local area network; or

❑	designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to the financial statements or other financial information systems taken as a whole. Information would be “significant” if it is reasonably likely to be material to the financial statements.
3.	Appraisal or valuation services for financial reporting purposes, fairness opinions, or contribution-in kind reports.

4.	Actuarial services used for financial reporting purposes (e.g., the valuation of pension or other benefit plans), and pension fund administration services.

5.	Internal audit outsourcing services.

6.	Management functions (as detailed in Section 4 on Page 4) and human resource functions including, but not limited to, benefit plan administration and any matter related to executive or employee searches.

7.	Broker-dealer, investment adviser, or investment banking services.

8.	Legal services.

9.	Certain expert services unrelated to the audit (providing expert opinions or other expert services to the Bank, or the Bank’s legal representative(s)) in which the purpose is advocating the Bank’s interests in litigation, regulatory, or administrative investigations or proceedings, including representing the Bank

The Bank of Nova Scotia
pre-approval of services
performed by the external auditor
Appendix 2 — Prohibited Services
before a tax court, district court or federal court of claim.4
10.	Services relating to marketing, planning or opining in favour of the tax treatment of:
i.	A confidential transaction (which is a transaction that is offered to a taxpayer under conditions of confidentiality and for which the taxpayer has paid an advisor a fee), or

ii.	An aggressive tax position transaction (which is a transaction that was initially recommended by a registered public accounting firm and a significant purpose of which is tax avoidance).
11.	Tax services for senior management and expatriate officers.

[4]	While services related to advocacy are not permitted, there are circumstances when fraud and forensic engagements are permitted. These will be considered by the Committee on an engagement-by-engagement basis.